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W. Thomas Conner Shareholder 202.9658139 Direct Dial TConner@carltonfields.com
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January 5, 2023

VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Initial Registration Statement on Form S-3 (File No. 333-268427)—

Brighthouse Shield® Level Select Advisory Annuity

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on November 28, 2022 and December 14, 2022 with regard to the registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on November 17, 2022 which relates to Brighthouse Shield® Level Select Advisory Annuity, an individual single premium deferred index-linked separate account annuity contract (the “Contract”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. Page numbers cited herein refer to the pagination of the marked copy of the prospectus included with the Registrant’s Request for Selective Review filed via EDGAR transmission on November 22, 2022.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the Registration Statement, the marked courtesy copy of the prospectus filed herewith reflects those changes.

Mr. Sonny Oh

January 5, 2023

1.	Cover Page—Defined Terms

Comment:    Please include the definition of “financial advisor” with the first use of the term on the cover page of the prospectus.

Response:    Registrant has made certain revisions to the Cover Page and “financial advisor” is now defined the first time the term is used.

2.	Cover Page—Fee-Based Program-Related Disclosure

Comment:  Recently the Staff has identified additional disclosure concerns relating to registered index-linked annuity contracts that are made available through the advisory channel. Specifically, the Staff has been asking registrants to include more disclosure regarding the impact of deductions to pay fees and expenses associated with an advisor’s fee-based program. In this connection, please supplement the paragraph explaining that the Contract may be purchased only if you are a participant in a fee-based program sponsored and maintained by a financial advisor with disclosure explaining that the fee charged by the financial advisor or other third party is in addition to Contract fees and expenses. Additionally, as to an owner’s ability to withdraw amounts from the Contract to pay for advisory fees, please disclose that—in addition to the treatment of such fee deductions as withdrawals—such deductions will reduce the standard death benefit and other guaranteed benefits under the Contract.

Response:  Registrant has supplemented the disclosure in response to the Staff’s comment.

3.	Table of Contents, Pagination

Comment:  Please update the Table of Contents as necessary in connection with the Registrant’s pre-effective amendment filing. Note that the sub-header “Systematic Withdrawal Program” should appear under “WITHDRAWAL PROVISIONS.”

Response:  Registrant will update the Table of Contents as necessary in connection with its pre-effective amendment filing, including an update to reflect the sub-header “Systematic Withdrawal Program” to appear under “WITHDRAWAL PROVISIONS.”

4.	Special Terms—Death Benefit (pg. 5)

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:    In the definition of Death Benefit Amount, add “(including any withdrawals to pay for advisory fees)” to the end of the parenthetical as follows: “(reduced proportionally by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any withdrawals to pay for advisory fees)).” Please make conforming inserts as appropriate elsewhere in the prospectus, with respect to disclosure regarding withdrawals. For instance, in the definition of Fixed Account Value, add “including any withdrawals to pay for advisory fees” after “less (c) the amount of any withdrawals.”

Response:    Registrant has updated the definition of Death Benefit Amount accordingly and has made conforming updates as appropriate elsewhere in the prospectus, including in the definition of “Fixed Account Value.”

5.	Interim Value Disclosure Generally (pg. 7)

Comment:    Please revise the disclosure regarding Interim Value, including the definitions of Interim Value without Performance Lock and Interim Value with Performance Lock, for clarity and internal consistency. For instance, the Staff recommends clarifying that, as to Interim Value without Performance Lock, a withdrawal from a Shield Option will reduce an owner’s Interim Value by the amount withdrawn on the date of withdrawal. With respect to Interim Value with Performance Lock, the current disclosure may be inaccurate. Specifically, it appears that the Interim Value with Performance Lock is not reduced for withdrawals. Please make conforming revisions throughout the prospectus where applicable.

Response:    For clarity and internal consistency, Registrant has updated disclosure relating to Interim Value where appropriate. We note that Interim Value (with or without Performance Lock) is not adjusted for withdrawals. Interim Value is equal to the Investment Amount, which is adjusted proportionately for withdrawals. After a withdrawal, the new Interim Amount is the recalculated Investment Amount.

6.	Interim Value with Performance Lock (pg. 7)

Comment:    In the definition of Interim Value with Performance Lock, in the parenthetical immediately following “the applicable Accrued Cap Rate,” it appears that reference to the Accrued Shield Rate should be inserted as follows: “(where the Performance Rate is the Index Performance, adjusted for the applicable Accrued Cap Rate and the Accrued Shield Rate).”

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Response:   After a Locked Index Value takes effect, Interim Value is measured from the Term Start Date to the date the index value was locked. Since a Locked Index Value can only take effect on a day when the index is higher than it was on the Term Start Date, the index performance will always be positive, and the Performance Rate will only be adjusted for the Accrued Cap Rate – never for the Accrued Shield Rate. Accordingly, Registrant respectfully declines to modify the referenced disclosure. However, for clarity and internal consistency, Registrant has updated this disclosure.

7.	Investment Amount Disclosure Generally (pg. 7)

Comment:  As with the Interim Value disclosure, the Staff believes that the disclosure regarding Investment Amount, including the definitions of Investment Amount without Performance Lock and Investment Amount with Performance Lock should be revised for clarity and internal consistency. For example, the definition of Investment Amount with Performance Lock includes the clause “is equal to the Investment Amount at the Term Start Date”—which does not appear in the definition of Investment Amount without Performance Lock.” Please consider whether the references to reductions in Investment Amount for withdrawals should indicate that such reductions occur at the Term Start Date, if accurate. Similarly, to the extent reductions are factored in at a particular time period (e.g., Term Start Date, Term End Date) please clarify throughout. If Investment Amount may be adjusted on an interim basis, please clarify accordingly. Please make conforming revisions throughout the prospectus (e.g., under the captions “INVESTMENT AMOUNT,” and “CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE,” pg. 25).

Response: For clarity and internal consistency, Registrant has updated disclosure throughout the prospectus as it relates to Investment Amount.

8.	Investment Amount without Performance Lock (pg. 7)

Comment:  The definition of Investment Amount without Performance Lock states that “The Investment Amount, for each Shield Option, is the amount that is allocated to the Shield Option and subsequently reflects all withdrawals and adjustments at the Term End Date.” Please clarify what type of adjustments are being referred to in the foregoing sentence.

Response:  Registrant has supplemented the definition of Investment Amount without Performance Lock in response to the Staff’s comment.

9.	Performance Lock Factor (pg. 8)

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:    Please revise the definition of Performance Lock Factor to explain that it is “a charge equal to a percentage reduction in…” –i.e., rather than “a small percentage reduction in…etc.” Additionally, please reconcile clause (a) of the definition, which refers to “(a) the Interim Value with Performance Lock to the end of the Term” with disclosure in the summary table under Key Features of the Contract, in the row titled “Performance Lock Benefit – Performance Lock,” which refers to “(a) the Interim Value prior to the end of the Term.”

Response:    The Performance Lock Factor is not a charge. It is a variable in the formula that is used to calculate Interim Value with Performance Lock and Investment Amount with Performance Lock, as the case may be. By way of example, the definition of Interim Value set forth in the Performance Lock rider to the Contract provides as follows:

For any Shield Option with a Locked Index Value, on any Business Day prior to the end of the Term, the Interim Value is equal to the Investment Amount in the Shield Option at the beginning of the Term reduced for any withdrawal by the same percentage that the withdrawal reduces the Interim Value attributable to that Shield Option, adjusted for the Index Performance (using the Locked Index Value defined above) of the associated Index and subject to the applicable Accrued Cap Rate (where the Performance Rate during a particular Term is the Index Performance, adjusted for the applicable Accrued Cap Rate), multiplied by the Performance Lock Factor as defined below (emphasis added).

The term “charge” as it relates to a variable annuity contract refers to an explicit amount that is taken out of a contract owner’s account value or subtracted during the calculation of accumulation unit value. In each case, that amount represents an asset that a contract owner owns and then transfers ownership of to the insurance company or separate account. The Performance Lock Factor, on the other hand, is simply a variable in the formula used to calculate Interim Value or Investment Amount in the case of a contract with a Locked Index Value.

For example, in Example 2.2 – Calculating your Interim Value with Performance Lock – to arrive at Interim Value, the Investment Amount of $100,000 is increased by the Performance Rate Adjustment of $5,000, and then multiplied by 97%, the amount of the Performance Lock Factor. The Contract Owner never “owned” the remaining 3% of the Investment Amount.

In summary, the Performance Lock Factor is no more a charge than is the operation of the Cap Rate under the Contract. The Cap Rate permits Brighthouse to offer downside protection because upside appreciation is capped formulaically. Similarly, the Performance Lock Factor permits Brighthouse to offer the ability to lock in positive index performance by formulaically capping Interim Value with Performance Lock and Investment Amount with Performance Lock.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

For these reasons, Registrant believes that the current disclosure is accurate and that it would be incorrect to term the Performance Lock Factor a “charge.” However, Registrant has revised the definition of Performance Lock Factor to address the Staff’s concern regarding the use of the term “a small percentage” and to generally clarify the operation of the Performance Lock Factor as part of the formula used to calculate Investment Amount or Interim Amount, as the case may be.

10.	Performance Rate (pg. 8)

Comment:    Please revise the disclosure regarding the Performance Rate, including the definition under SPECIAL TERMS and elsewhere in the prospectus as appropriate for clarity and internal consistency. For instance, the definition of Performance Rate states that it is

“The rate credited at the Term End Date. The Performance Rate is based on the Index Performance, adjusted for the applicable Shield Rate, Cap Rate or Step Rate. The Performance Rate can be positive, zero or negative. At the end of the Term, any increase or reduction in the Investment Amount in a particular Shield Option is determined by multiplying the Performance Rate by the Investment Amount of the Shield Option on the last day of the Term.”

It appears that the foregoing disclosure—and specifically, the references to “Term End Date,” “At the end of the Term” and “last day of the Term,” may be inaccurate or imprecise if the Performance Rate is applied to the Investment Amount at the Term Start Date. To the extent necessary, please make conforming revisions to the Performance Rate Adjustment definition and related disclosure elsewhere in the prospectus.

Response:    Registrant notes that Performance Rate is not applied to Investment Amount at Term Start Date. For purposes of clarity, we have revised definitions of Performance Rate and Performance Rate Adjustment. The revisions reflect the fact that Performance Rate and Performance Rate Adjustment are used in determining Interim Value and not limited to Term End Date calculations. For example, to determine Interim Value, the Performance Rate is calculated by adjusting Index Performance for the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate. To determine Investment Amount on the Term End Date, the Performance Rate is calculated by adjusting Index Performance for the applicable Shield Rate, Cap Rate or Step Rate.

11.	References to “Company” (pg. 8)

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:  The Staff notes that Brighthouse Life Insurance Company is defined on the prospectus cover page as “BLIC,” “we,” “our” or “us.” However, the term “Company” is used in various places in the prospectus (see, e.g., references to “the Company’s website,” including under the sub-captions “Cap Rate” and “Step Rate,” under the caption “RATE CREDITING TYPES” on pg. 24). Please revise the definition or change the foregoing references to “BLIC.”

Response:   Registrant has revised the prospectus to replace references to the term “Company” with “BLIC,” “we,” “our,” or “us,” as appropriate.

12.	SUMMARY—reference to Shield 10 (pg. 10)

Comment:  In the third paragraph under the caption “SUMMARY,” the third sentence begins with “If you select a 1-Year Term… etc.” It appears that “Shield 10 with a” should precede “1-Year Term” as follows: “If you select a Shield 10 with a 1-Year Term….” Please revise accordingly if appropriate.

Response:   Registrant has revised the disclosure in response to the Staff’s comment.

13.	SUMMARY—Locked Index Value (pg. 10)

Comment:  In the eighth paragraph under the caption “SUMMARY,” please add as the last sentence of the paragraph: “The Locked Index Value will be reduced by a charge referred to as the Performance Lock Factor.”

Response: Please see Registrant’s response to Comment 9 above. We note as well that it is incorrect to state that the Locked Index Value will be reduced by the Performance Lock Factor – the Locked Index Value is multiplied by the Performance Lock Factor.

14.	SUMMARY—Key Features of the Contract (pg. 12)

Comment:  Under the caption “Key Features of the Contract,” please revise the disclosure in the row across from the sub-caption “Transfers” for clarity and internal consistency. For instance, if beginning the second paragraph with “For a Shield Option with a Locked Index Value… etc.” then consider revising the first paragraph (currently beginning with “During the Accumulation Period… etc.”) to similarly begin with “For a Shield Option without a Locked Index Value… etc.” Additionally, please clarify if partial transfers of Interim Value are prohibited for both Shield Options with a Locked Index Value and Shield Options without a Locked Index Value. Please ensure such disclosure is covered earlier in the SUMMARY in the narrative disclosure. If accurate, the statement “Partial transfers of Interim Value are not permitted” should be bolded. The Registrant should also consider clarifying that, for a Shield Option with a Locked Index Value, transfers are not restricted to the Transfer Period and that an owner may transfer on any Contract Anniversary.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Response:   Transfers of Interim Value are only allowed for Shield Options with a Locked Investment Value, and those transfers can only occur on a Contract Anniversary and the entire amount of the Shield Option has to be transferred. For clarity and internal consistency, Registrant has revised the “Transfers” section of the “Key Features of the Contract” table accordingly.

15.	RISK FACTORS—Effect of Withdrawals, Surrender, Annuitization or Death (pg. 15)

Comment:  In the fourth bullet point, beginning with “The calculation of the Interim Value will be based on Index Performance and the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate as of the date of the calculation… etc.” please replace the word “adjustment” in the parenthetical—since it implies potential positive or negative change—with “a reduction” as follows: “(as well as a reduction for the Performance Lock Factor, if applicable).”

Response:   Registrant has revised the disclosure in response to the Staff’s comment.

16.	RISK FACTORS—Limitations on Transfers (pg. 16)

Comment:  If true, please disclose that partial transfers may not be made.

Response:   Registrant has reviewed the disclosure and believes that the existing disclosure addresses the Staff’s comment.

17.	RISK FACTORS—Financial Advisor Initiated Withdrawals (pg. 16)

Comment:  In lieu of the disclosure that “A withdrawal made to pay [advisory fees and expenses] is subject to the same withdrawal provisions described in the “Withdrawal Provisions” section,” please identify such provisions with greater specificity—e.g., that such withdrawals may be subject to federal and state income taxes, tax penalties and certain restrictions.

Response:   Registrant has supplemented the disclosure in response to the Staff’s comment.

18.	THE ANNUITY CONTRACT—Third Party Agreement (pg. 19)

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:    (i) As with the cover page of the prospectus, please add disclosure indicating that the third-party broker-dealer or other financial intermediary may charge fees for services in addition to services relating to the contract and that deductions to pay fees and expenses associated with a fee-based program will be treated as withdrawals, reducing death benefits and other guaranteed benefits. (ii) In the second paragraph, beginning with “We are not a party to the agreement that you have with your financial advisor… etc.” please delete the following clause: “and do not verify that amounts withdrawn from your Contract, including amounts withdrawn to pay for the fee-based program, are within the terms of your agreement with your financial advisor.” (iii) Please add cross-references to “WITHDRAWAL PROVISIONS” and “Financial Advisor Initiated Withdrawals”

Response:    With respect to (i) and (iii), Registrant has supplemented the disclosure to respond to the Staff’s comments. With respect to (ii) and the disclosure that BLIC does not verify that amounts withdrawn from the Contract are within the terms of an owner’s agreement with the owner’s financial advisor, the Registrant notes that the disclosure accurately and appropriately describes the relationship among BLIC, the owner and financial advisor. That is, while the Contract is between the owner and BLIC, the arrangement between the owner and financial advisor is governed by a separate agreement—which BLIC is not a party to. For this reason, Registrant believes it is important to emphasize that while BLIC will process requests for advisory fee withdrawals in accordance with instructions, BLIC does not—and, indeed, cannot—verify that amounts withdrawn are within the terms of the agreement between the owner and the owner’s financial advisor. In this regard, the “no verification” disclosure makes clear that BLIC does not have a custodial relationship with respect to any assets of the owner—which is particularly important in the context of a fee-based program with a financial advisor. Thus, this cautionary disclosure is in furtherance of the owner’s interest and appropriately highlights the relationship parameters among the parties. For the foregoing reasons, Registrant respectfully declines to delete the clause cited by the Staff.

19.	CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE—Investment Amount with Performance Lock (pg. 25)

Comment:    Under the caption “CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE,” and the sub-caption “Investment Amount with Performance Lock,” please review and, if appropriate, revise the disclosure in the second paragraph, second sentence, regarding the determination of the Performance Rate and, specifically, the inclusion of the reference to the Step Rate.

Response:    Registrant has revised the disclosure in response to the Staff’s comment.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

20.	CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE—Additional Example

Comment:    Please provide an additional example showing a Locked Index Value that is lower than the Index Value at the Term End Date but within the Cap Rate, in order to demonstrate the risk that locking in an Index Value can present.

Response:    Registrant agrees that this is an important point to illustrate but believes that it is easier for an owner to understand if explained with narrative disclosure at the end of the current example.

21.	CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE—Example 1.2 (pg. 29)

Comment:    (i) In the narrative disclosure immediately following the sub-caption “Example 1.2—Calculating your Investment Amount with Performance Lock on a Term End Date,” the description of Example 1.2B states that it illustrates an Investment Amount calculation with a Locked Index Value and a withdrawal of 50% of the Investment Amount. Please clarify that the foregoing withdrawal is taken halfway through the Term. (ii) Please include plain English narrative disclosure in the introductory paragraph for Example 1.2 explaining how Interim Value is calculated and/or provide cross-references to disclosure elsewhere in the prospectus where a plain English explanation of Interim Value is provided. (iii) In Example 1.2A—Investment Amount with a Locked Index Value (no withdrawals), please include the Index Value as a “line item” immediately following Performance Lock Factor (indented as necessary for clarity) to disclose clearly the “dollar value impact” of applying the Performance Lock Factor of 97%. (iv) As to Examples 1.2A and 1.2B generally, the Staff encourages the Registrant to reconsider the placement of such examples—which currently precede the disclosure under the caption “INTERIM VALUE CALCULATION,” but include—in the case of Example 1.2B in particular—an Interim Value calculation as a component of the example. The Staff recommends including additional narrative disclosure clearly explaining the interplay between Interim Value and the Investment Amount.

Response:    Registrant has simplified and reorganized the presentation of examples generally and in the process believes it has addressed the Staff’s concerns regarding (i), (ii) and (iv) above. With respect to (iii), Registrant notes that the dollar value impact is currently reflected in the calculation of Investment Amount. Registrant respectfully declines to reflect a dollar value of the 3% because it is not an explicit charge and simply reflects a variable in the formula used to calculate Investment Amount with Performance Lock. Please see Registrant’s response to Comment 9 above.

22.	INTERIM VALUE CALCULATION (pg. 33)—Availability of Interim Value

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:    The Staff notes the disclosure indicating that the Registrant calculates an Interim Value on each Business Day between the Term Start Date and prior to the Term End Date that an owner makes a withdrawal, surrenders the Contract, annuitizes or if the Registrant pays a death benefit. Please clarify if an owner may obtain the Interim Value without initiating one of the foregoing “triggering events.”

Response:    Registrant has supplemented the disclosure in response to the Staff’s comment.

23.	INTERIM VALUE CALCULATION—Interim Value Calculation without Performance Lock (pg. 33)

Comment:    As noted in Comment 21, please clarify the interplay between Interim Value and Investment Amount. With respect to the statement that the Interim Value calculation is different than the calculation used to determine the Investment Amount for a Shield Option on the Term End Date, describe how it is different with narrative disclosure.

Response:    Registrant has added the following disclosure to the Investment Amount section of the prospectus to explain such interplay:

“The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date for that Shield Option.”

24.	INTERIM VALUE CALCULATION—Interim Value Calculation with Performance Lock (pg. 34)

Comment:    (i) As with Comment 23 above, please similarly revise the narrative disclosure to clarify the relationship between Interim Value and Investment Amount. (ii) Clarify what is meant by “but not adjusted by the Performance Rate” at the end of the second paragraph.

Response:    Registrant has revised the disclosure in response to the Staff’s comments.

25.	INTERIM VALUE CALCULATION—Accrued Cap Rate for Interim Value Calculation (pg. 34)

Comment:    At the end of the paragraph under the sub-caption “Accrued Cap Rate for Interim Value Calculation,” add “You get more of the Cap Rate the closer you are to the Term End Date.”—i.e., corresponding disclosure to the last sentence of the paragraph under the sub-caption “Accrued Shield Rate for Interim Value Calculation,” which reads: “You get more of the Shield Rate the closer you are to the Term End Date.”

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Response:    Registrant has revised and supplemented the disclosure in response to the Staff’s comment.

26.	INTERIM VALUE CALCULATION—Accrued Step Rate for Interim Value Calculation—Performance Rate for Determination of Interim Value (pg. 34)

Comment:  Please revise the beginning of the third paragraph under the sub-caption “Performance Rate for Determination of Interim Value”—which currently reads: “The accrued rates are calculated as follows:”—to state: “Based on the above, the accrued rates are calculated as follows:”

Response:    Registrant has revised the disclosure in response to the Staff’s comment.

27.	INTERIM VALUE CALCULATION—Example 2.2—Calculating your Interim Value with Performance Lock (pg. 36)

Comment:    (i) In the fourth sentence, beginning with “Example 2.2A illustrates,” change “In” to “an.” (ii) Clarify that the Locked Index Value that took effect in the examples was at $1,200.

Response:    Registrant has revised and supplemented the disclosure in response to the Staff’s comments.

28.	INTERIM VALUE CALCULATION—Example 2.2B—Interim Value with a Locked Index Value After Withdrawal

Comment:    (i) Please add footnote disclosure to Example 2.2B explaining why Interim Value after Withdrawal is $51,850. (ii) In general, the Staff believes that its concerns regarding disclosure clarity regarding Example 1.2B also apply to Example 2.2B.—that is, the disclosure should more clearly explain and demonstrate how a Withdrawal bears on the Investment Amount and Interim Value.

Response:    Registrant has supplemented the disclosure in response to the Staff’s comment.

29.	WITHDRAWAL PROVISIONS (pg. 40)

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:  (i) Supplement the disclosure that the Withdrawal Amount will reduce the Investment Amount for each Shield Option by the percentage reduction in the Interim Value of such Shield Option to note that deductions for advisory fees have the same impact as any other withdrawal. (ii) Additionally, the Staff believes that the disclosure regarding the impact of the Withdrawal Amount on the Investment Amount for each Shield Option should be repeated and emphasized before any examples of Investment Amount are provided. (iii) Please consider including a simple example of the impact of a withdrawal for advisory fees on the death benefit—such as a small amount taken over the course of several years and the cumulative impact thereof.

Response:   With respect to (i), Registrant has supplemented disclosure responsive to Staff comments. With respect to (ii), Registrant believes that the revised bolded disclosure in the Withdrawal Provisions section provides adequate notice regarding the impact of the Withdrawal Amount on the Investment Amount for each Shield Option. With respect to (iii), while Registrant believes it would be speculative to assume the amount of any advisory fees, Registrant has supplemented disclosure to emphasize that withdrawals of even small amounts taken over an extended period may have an adverse impact.

30.	WITHDRAWAL PROVISIONS—Financial Advisor Initiated Withdrawals (pg. 40)

Comment:  (i) Please bold the second sentence beginning with “A withdrawal made to pay such fees and expenses… etc.” (ii) Please add disclosure to the effect that owners are encouraged to discuss with their financial advisors the impact of deducting advisory fee from their contract value.

Response:   Registrant has revised and supplemented the disclosure in response to the Staff’s comments.

31.	WITHDRAWAL PROVISIONS—Systematic Withdrawal Program (pg. 42)

Comment:  Replace the first sentence of the third paragraph under the sub-caption “Systematic Withdrawal Program” with the disclosure in bold under the caption WITHDRAWAL PROVISIONS (pg. 40) that begins with “The Withdrawal Amount will reduce the Investment Amount… etc.”

Response:   Registrant has revised the disclosure in response to the Staff’s comment.

32.	WITHDRAWAL PROVISION—Example 3—Withdrawals

Comment:  Consider including additional line entries in Examples 3A and 3B to provide additional clarity regarding the calculations.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Response:   Registrant has reviewed the examples and believes that the existing footnotes are clear regarding the calculations.

33.	TRANSFERS—Transfers without Performance Lock (pg. 46)

Comment:  Please put in bold the second sentence of the third paragraph under the sub-caption “Transfers without Performance Lock,” as follows: If the same Shield Option is no longer available at the end of the existing Term, these amounts will automatically transfer into the Fixed Account at the Term End Date, unless otherwise instructed by you during the Transfer Period.”

Response:   Registrant has bolded the disclosure as requested.

34.	TRANSFERS—Transfers with Performance Lock (pg. 48)

Comment:  (i) The first sentence under the sub-caption Transfers or Renewals at Term End Date states that “You may remain in your current Shield Option until the Term End Date and either (i) transfer the Investment Amount to a new Shield Option or to the Fixed Account (if available) or (ii) renew into the same Shield Option (if available) for a new Term.” Please clarify the default process if no election is made. (ii) Please clarify whether full or partial transfers are permitted with Performance Lock.

Response:   With respect to (i), Registrant believes that the second paragraph in this section adequately explains the default process if no election is made. With respect to (ii), Registrant believes that the requested information is already provided in the last sentence to the section “Transfers with Performance Lock – Transfers During Term.”

35.	PERFORMANCE LOCK BENEFIT—Locked Index Value (pg. 48)

Comment:  Please put in bold the second sentence under the sub-caption Locked Index Value that begins with “However, the “locked” Index Value… etc.”

Response:   Registrant has bolded the disclosure as requested.

36.	PERFORMANCE LOCK BENEFIT—Setting a Target Index Value (pg. 49)

Comment:  Please put in bold the last sentence of the first paragraph under the sub-caption Setting a Target Index Value that begins with “The ability to set a target Index Value in advance…etc.”

Response:   Registrant has bolded the disclosure as requested.

37.	DEATH BENEFIT—Standard Death Benefit (pg. 50)

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Comment:  At the end of clause (2) under the sub-caption Standard Death Benefit insert the following parenthetical: “(including any deduction for advisory fees).”

Response:   Registrant has supplemented the disclosure as requested.

38.	FEE-BASED EXPENSES (pg. 55)

Comment:  (i) Disclose the basis upon which the advisory fee is calculated (e.g., as a percentage of contract value). (ii) Disclose how and when the advisory fee will be charged (e.g., pro rata, on an annual basis, etc.)

Response:   Registrant is not party to the investment advisory agreement between the owner and the investment advisor and therefore has no factual basis to provide the requested disclosure.

39.	FEDERAL TAX CONSIDERATIONS (pg. 55)

Comment:  Please ensure that all information in the above-captioned section—currently noted as “[TO BE UPDATED BY AMENDMENT]”—is finalized and included in the pre-effective amendment to the Registration Statement.

Response:   Registrant will ensure that all information will be finalized and included in the pre-effective amendment to the Registration Statement.

40.	FEDERAL TAX CONSIDERATIONS—Surrenders or Withdrawals—Early Distribution (pg. 56)

Comment:  Please ensure that the disclosure regarding the 10% Federal Income tax penalty is included in the earlier prospectus disclosure regarding the potential consequences of making a withdrawal for sake of the advisory fee.

Response:   Registrant has supplemented the disclosure to conform to Staff comments.

41.	DISTRIBUTION OF THE CONTRACTS—Compensation Paid to Selling Firms (pg. 67)

Comment:  Please clarify that the company does not pay commissions to financial intermediaries and the financial advisors, specifically for advisor-sold contracts. Explain that this is because such intermediaries receive compensation in connection with the contract in the form of the advisory fees paid by the contract owner.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

Response:  Registrant respectfully notes that it has no way of determining what type of compensation arrangements may exist between financial advisors and their sponsoring firm. The only factual statement Registrant can make is that commissions are not paid to any selling firm through which the Contract may be sold.

42.	REQUESTS AND ELECTIONS (pg. 68)

Comment:    In the fourth paragraph beginning with “Requests for services may be made:” clarify whether such “services” include elections, requests for withdrawals, transfers or annuitizations and other requests.

Response:    Registrant has revised the disclosure in response to the Staff’s comment.

43.	INFORMATION INCORPORATED BY REFERENCE (pg. 70)

Comment:    When updated the disclosure under the caption INFORMATION INCORPORATED BY REFERENCE, please include reference to BLIC’s Quarterly Reports on Form 10-Q, in addition to the Annual Report on Form 10-K for the year ended December 31, 2022. Please ensure that any other outstanding disclosure items—such as any other section identified as “[TO BE UPDATED BY AMENDMENT]”—is completed and finalized. Relatedly, please ensure that any information incorporated by reference is properly hyperlinked in the electronic version of the prospectus.

Response:  Registrant will ensure that all information will be finalized and included in the pre-effective amendment to the Registration Statement. Registrant will also ensure that any information incorporated by reference is properly hyperlinked in the electronic version of the prospectus.

44.	DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES (pg. 71)

Comment:    Please review the disclosure under the above-referenced caption against Item 17 and the disclosure required by Item 512 of Regulation S-K. Specifically, it appears that the following disclosure should be added:

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Response:    The above-referenced prospectus section sets forth the information required by Item 13 of Form S-3. Item 13, in turn, requires disclosure of the information required by Item 510 of Regulation S-K. Item 510 requires (i) the information required by Item 702 of Regulation S-K (which is covered in the first paragraph of the referenced prospectus section), and (ii) the information in the paragraph cited by the Staff in its comment, but only if that information is not included in the Part II undertakings provided in response to Item 512(h) of Regulation S-K. Such information is included in the Part II undertakings required by Item 512(h), so the information in the above-referenced paragraph not required. Moreover, for the same reasons, the information that the above-referenced prospectus section sets forth in the second paragraph is also not required, so such section actually provides more disclosure than is required. Accordingly, Registrant respectfully declines to add the information in the paragraph referenced above by the Staff in its comment.

45.	Item 16. (a) Exhibits—Powers of Attorney

Comment:    The Staff notes that the powers of attorney (“POAs”) filed as an exhibit to the Registration Statements do not include a cross-reference to the appropriate Securities Act file number. Please provide revised POAs, to the extent necessary, to ensure that the POAs cite the appropriate file number.

Response:    Registrant confirms that it will file revised POAs to include the correct references to the Registration Statement’s Securities Act file number.

46.	Item 16. (a) Exhibits—Opinion and Consent of Counsel

Comment:    Please ensure that, when filed in connection with each pre-effective amendment to the Registration Statements, that the opinion of counsel regarding legality includes or is accompanied by the consent of counsel. The Staff notes that such exhibit remains subject to the Staff’s review upon filing.

Response:    Registrant confirms that the Opinion of Counsel will include counsel’s consent. Registrant acknowledges that the Opinion and Consent of Counsel remains subject to the Staff’s review upon filing.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

47.	Item 16. (a) Exhibits—Auditor Consent

Comment:    Please confirm that the Registrant will file the Consent of Independent Registered Public Accounting Firm by amendment. The Staff notes that such exhibit remains subject to the Staff’s review upon filing.

Response: Registrant acknowledges that the Consent of Independent Registered Public Accounting Firm will be filed by amendment and remains subject to the Staff’s review upon filing.

48.	Item 16. (a) Exhibits

Consent:    For sake of completeness, please list Exhibits 25, 26, 96, 99 and 101 and identify such as “None” if appropriate.

Response:    Registrant will adjust Item 16 as requested.

49.	Item 16. (b) Filing Fee Exhibit

Comment:

(i)      Please revise the formatting of the table to ensure that the vertical lines are aligned and column headers are identifiable.

(ii)      In Table 1: Newly Registered and Carry Forward Securities, under “Carry Forward Securities,” in the cell that appears under the “Carry Forward Initial effective date” column, it appears that the relevant date for Carry Forward File Number 333-238215 should be August 31, 2020 rather than August 17, 2020.

(iii)      Per the notes to instruction 3.C.i.1., Item 16(b), provide a statement that the Registrant has either withdrawn each prior registration statement or has terminated or completed any offering that included the unsold securities under the prior registration statements.

(iv)      Please review and as appropriate supplement the information included in Table 2: Fee Offset Claims and Sources to provide additional information regarding historical filings predating registration statement 333-229553 cited as a Fee Offset Claim or otherwise explain why such prior filings need not be cited.

(v)        Please insert and as appropriate populate Table 3 into the Filing Fee Exhibit.

Response:

(i)        Registrant has revised the formatting of the table as requested.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

(ii)    Registrant has revised the relevant “Carry Forward Initial effective date” for Carry Forward File Number 333-238215.

(iii)    With respect to Table 2: Fee Offset Claims and Sources, Registrant has included the statement required by instruction 3.C.i.1., Item 16(b) that Registrant has terminated or completed any offering that included the unsold securities under the prior registration statements.

(iv)    For the Staff’s information, Registrant notes that registration statement 333-229553 is cited for a Fee Offset Claim of $10,282.11 under Rule 457(p). As explained in the SEC’s release adopting the filing fee exhibit reforms, “Fee Offset Sources” must be cited with respect to amounts claimed as an offset under Rule 457(p) to identify those submissions with contemporaneous fee payments that are the original source to which those amounts can be traced. Although registration statement 333-229553 did itself rely on Rule 457(p) to offset filing fees otherwise due, it was only for sake of a partial fee offset. That is, a filing fee of $148,304.35 was paid contemporaneously with the pre-effective registration statement on Form S-3 (File No. 333-229553). Since the filing fee paid contemporaneously was greater than the amount cited for a Fee Offset Claim (i.e., $148,304.35 > $10,282.11) Registrant does not need to cite the earlier registration statements/filings (i.e., those cited by File No. 333-229553) as Fee Offset Sources.

(v)    Registrant notes that Table 3: Combined Prospectuses is included if the Registration Statement intends to provide for a combined prospectus pursuant to Rule 429 under the Securities Act. As the Staff knows, Rule 429 provides that where a registrant has filed two or more registration statements, it may file a single prospectus in its latest registration statement to satisfy applicable requirements for that offering and any other offering(s) registered on the earlier registration statement(s). Rule 429 also provides that where a registrant does so, the registration statement containing the combined prospectus shall act, upon effectiveness, as a post-effective amendment to any earlier registration statement whose prospectus has been combined in the latest registration statement. Rule 415(a)(6), which governs the carry forward of previously registered and unsold securities, states that “the offering of securities on the earlier registration statement will be deemed terminated as of the date of effectiveness of the new registration statement.” Moreover, Instruction 4 to the filing fee exhibit states that Table 1—i.e., the table where Registrant identifies both newly registered securities and securities carried forward pursuant to Rule 415(a)(6)—should not include the securities registered on an earlier effective registration statement that may be offered and sold using the combined prospectus under Rule 429. Taken together, the foregoing suggests that Registrant should not complete and include Table 3 simply because it is relying on Rule 415(a)(6) to carry forward previously registered and unsold securities; moreover, the fact that the offering of securities on the earlier registration statement is deemed terminated as of the date of effectiveness of the new registration statement suggests it would be inappropriate to also rely on Rule 429 to combine the prospectuses—since the prior offering is terminated. Moreover, it is Registrant’s understanding that Rule 429 preceded the adoption of subsection (a)(6) of Rule 415 and related specifically to where a registrant

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

January 5, 2023

has two effective registration statements outstanding—not where an offering under an earlier registration statement has terminated or completed (as is the case with Rule 415(a)(6)). For the foregoing reasons, Registrant respectfully declines to include and populate Table 3 in its filing fee exhibit.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

WTC/maw

Cc: Michele	Abate, Vice President and Associate General Counsel, Brighthouse Financial, Inc.

      Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

Carlton Fields, P.A.

Carlton Fields practices law in California through Carlton Fields, LLP